2850 Red Hill Avenue, Suite 100
            Santa Ana, CA 92705
www.aurasound.com
April 7, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Extension of response period to Securities and Exchange Commission Staff (the “Staff”) comments made by letter dated March 21, 2011

 Ladies and Gentlemen:

AuraSound, Inc. (the “Company”) is in receipt of the Staff comments made by letter dated March 21, 2011 (the “Comment Letter”) in connection with the Company’s Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q/A for the quarter ended September 30, 2010, Form 10-Q for the quarter ended December 31, 2010 and Form 8-K filed February 24, 2011 (File No. 0-51543).  The Comment Letter requests that the Company provide responses to the Staff comments contained therein “within 10 business days [of receipt of the Comment Letter]” or that the Company advise the Staff when it will provide the requested response.  The Company hereby notifies the Staff that the Company intends to provide its responses to the Staff comments contained in the Comment Letter on or before April 22, 2011.

Should you have any questions regarding the above, please do not hesitate to contact me at (949) 829-4000, ext. 103, or Shivbir Grewal, the Company’s legal counsel, at (949) 725-4119.

Very truly yours,

AURASOUND, INC.

Aman Singha
Chief Administrative Officer